SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 9, 2023
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

Notice of the 1st

Extraordinary General Meeting of Shareholders of 2023

CONTENTS

Notice of the Extraordinary General Meeting of Shareholders	3
Letter from the Board of Directors	4

Matters to be Reported	To be presented at the meeting

Notice of the Extraordinary General Meeting of Shareholders

June 9, 2023

To our Shareholders,

KT will hold an Extraordinary General Meeting of Shareholders(“EGM”) on June 30, 2023.

At the EGM, four agenda items including the election of directors will be submitted for shareholders’ approval. Holders of KT Corporation’s common stock as of May 26, 2023 will be entitled to exercise voting rights at the Meeting. Each common stock is entitled to one vote for the election of each director position and one vote for each of the other agendas.

KT Corporation would like to thank our shareholders for their continued investment and support. The Company understands that shareholders consider a range of matters before submitting their vote. We hope that our shareholders will find the information in the EGM Notice helpful to make an informed voting decision.

We invite you to attend our upcoming EGM on Friday June 30th, 2023. We wish you good health and look forward to your participation.

Jong-Ook Park

Acting Chief Executive Officer

•	Date and Time: Friday, June 30th 2023 at 9:00 a.m. (local time)

•	Place: Lecture Hall (2F) of KT Corporation’s R&D Center located at 151 Taebong-ro, Seocho-gu, Seoul, Korea

•	Record Date: May 26, 2023

Letter from the Board of Directors

June 9, 2023

Dear shareholders,

This is Yong-Hun Kim, Chairman of KT Board of Directors

I would like to inform that KT will hold the 2023 first EGM on June 30th to change the Articles of Incorporation (hereinafter “AoI”) and appoint directors to improve corporate governance.

On June 9th KT announced that the Outside Director Candidate Recommendation Committee (hereinafter “ODCRC”) has conducted the process of appointing outside directors in accordance with the improvement plan prepared by the ‘New Governance Establishment TF’(hereinafter “the TF”) and has recommended a total of 7 outside director candidates.

The TF, consisting of corporate governance experts recommended by major shareholders, has discussed the process of appointing outside directors as its first improvement task. In early May, KT’s BOD revised the relevant regulations to include outside director candidates recommendation from professional recruiting agency and shareholders in the existing candidate pool, to exclude inside directors from the ODCRC, and to utilize independent advisory group in the review process.

Accordingly, KT’s ODCRC composed the outside director candidate pool by receiving recommendations from professional recruiting agencies and shareholders, and decided on 7 outside director candidates to be recommended to the BoD to nominate for the first EGM through 2 rounds of screening by the advisory group and finalizing by the ODCRC.

The 7 outside director candidates are Woo-Young Kwak (former head of Hyundai Motor Company Vehicle IT Development Center), Seong-Cheol Kim (current professor of Korea University Media and Communication School), Yeong-Kyun Ahn (current board member of the IFAC), Jong-Soo Yoon (former vice minister of Ministry of Environment), Seung-Hoon Lee (current managing partner of KCGI’s global division), Seung-Ah Theresa Cho (current professor at Seoul National University Business School), and Yang-Hee Choi (current president of Hallym University). In particular, Woo-Young Kwak, Seung-Hoon Lee, and Seung-Ah Theresa Cho were candidates who were recommended by shareholders and are expected to play a significant role in enhancing the transparency of KT’s BOD and protecting shareholders’ rights and interests.

Once the 7 new outside director candidates are elected in the EGM to be held on June 30, the duty performance of the term-expired 3 outside directors, who retained their rights and obligations under the Commercial Act, will also be terminated.

In addition, the TF has derived the improvement plan for the CEO appointment process after several in-depth discussions since early May, and the BOD plans to revise the AoI and improve related regulations in this EGM.

First, in order to systematically manage CEO candidates and ensure fairness in the CEO candidate screening process, the existing CEO Candidate Examination Committee will be converted into a standing committee. It will also be merged with the ODCRC and renamed as the ‘Director Candidate Recommendation Committee’ (hereinafter “DCRC”), and composed entirely of outside directors. The tasks of identifying, organizing CEO candidates and fostering successors, which were previously the role of the Corporate Governance Committee, will be transferred to the DCRC.

Second, we will abolish the priority examination for incumbent CEO for reappointment and improve the qualifications for the CEO under the AoI. Accordingly, if an incumbent CEO expresses his/her intention to be reappointed, he/she will undergo the same screening process with other internal and external candidates under the new CEO selection process. In addition, the qualifications for CEO candidates under the AoI will be changed to 4 categories: corporate management expertise, leadership, communication capabilities, and industry expertise.

Third, in order to secure excellent CEO candidates through various channels, BoD will form a group of external CEO candidates through recommendations from shareholder as well as professional recruiting agency and open recruitment. Shareholders who have held 0.5% or more of KT shares for at least six months are eligible to recommend the candidate. In addition, when selecting internal CEO candidates, BoD plans to consider management expertise and understanding of KT’s business in addition to the existing requirements (2+ years of employment & vice president or above title in KT group position). BoD is also considering utilizing an advisory group for the selection and evaluation of internal and external CEO candidates.

Fourth, we will raise the resolution threshold for CEO candidates in the general meeting of shareholders to 60% or more from the existing ordinary resolution (50% or more of the shares participating in the vote are in favor) to not only strengthen the legitimacy of appointment but also prevent entrenchment and outside influence. From this 2023 first EGM, future CEO candidates are required to attain at least 60% of the shares participating in the voting. Furthermore, the incumbent candidate will be re-appointed as CEO through a special resolution (affirmative vote of at least 2/3 of the voting participating shares) at the general meeting of shareholders.

Fifth, we will reduce the number of inside directors from 3 to 2 to strengthen the supervisory function of the BoD. The existing system of multiple CEOs, such as CEO appointed by the BoD, will be abolished and a management system centered on a single CEO will be implemented to strengthen CEO responsibilities.

KT plans to complete the appointment of new outside directors and the revision of the AoI in the first EGM on the 30th of this month. And the BoD consisting of new outside directors will promptly proceed the CEO selection process.

We look forward to your interest and participation.

Yours Sincerely,

Yong-Hun Kim

Chairman of the KT Board of Directors

Matters Requiring Resolution

General Information for Voting

•	Number and Classification of Voting Shares

The record date to exercise voting rights at the EGM is May 26, 2023. As of the record date, the total number of KT shares issued was 261,111,808. The number of common shares, excluding treasury shares, entitled to exercise voting rights was 247,733,615 shares.

•	Method of Resolution

Pursuant to the provisions of the Commercial Act, Agenda No. 2, 3 and 4 shall be passed by a majority of the votes cast by the shareholders present at the meeting and at least one-fourth of the total shares that are entitled to vote. However, in which voting rights can be exercised electronically, Agenda No. 3 and 4 shall be passed with the approval of a majority vote of the shareholders present at the meeting is obtained. Agenda No.1 shall be passed by at least two-thirds of the votes cast by the shareholders present at the meeting and at least one-third of total shares entitled to vote.

•	Limit on Exercising Voting Rights for Election of the Members of the Audit Committee

The Article 409 of the Commercial Act stipulates that any shareholder who holds more than 3% of the total issued shares with voting rights may not exercise his or her vote in respect of such excess shares beyond the “3% limit” when exercising voting rights with respect to election of an Outside Director to become an Audit Committee Member(Agenda No. 3) and election of Members of the Audit Committee(Agenda No. 4). Please note that the shareholders who own more than 3% of KT’s voting shares, equivalent to 7,432,008 shares, are not entitled to exercise any voting rights exceeding the “3% limit”.

Agenda No. 1

Amendment to the Articles of Incorporation

In order to enhance corporate governance, approval of the following changes to the Articles of Incorporation is requested.

Background Information

Proposed changes to the Articles of Incorporation have been drafted following a resolution by the Board of Directors. The amendment includes –

1)	reducing the number of inside directors

2)	abolishing multiple Representative Director policy

3)	increasing the number of votes needed for the resolution of Representative Director appointment

4)	revising terms of directors

5)	defining qualifications for the Representative Director

6)	changing the composition and role of Committee within the Board of Directors

Background information is drafted to improve shareholder’s understanding. For more accurate excerpts, please refer to the subsequent pages. If any potential conflicts exist, the following information shall prevail.

<Agenda No. 1-1, Amendment to reduce the number of inside directors>

Before Amendment	After Amendment	Purpose

Article 24. (Number of Directors)

KT shall have not more than eleven (11) directors. The number of inside directors, including the Representative Director, shall not exceed three (3), and the number of outside directors shall not exceed eight (8).

Article 24. (Number of Directors)

KT shall have not more than ten (10) directors. The number of inside directors, including the Representative Director, shall not exceed two (2), and the number of outside directors shall not exceed eight (8).

Reduced the number of inside directors to raise board independence

Article 29. (Duties of the Representative Director and Directors)

2 Inside directors shall assist the Representative Director and shall perform their duties. In the event the Representative Director fails to perform his duties, an inside director shall perform his/her duties in accordance with the order as provided in the Office Regulation. However, in the event both the Representative Director and inside directors fail to perform their duties, a director shall perform his/her duties in accordance with the order as provided in the Office Regulation.

Article 29. (Duties of the Representative Director and Directors)

2 Inside directors shall assist the Representative Director and shall perform their duties. In the event the Representative Director fails to perform his/her duties, an inside director shall perform the Representative Director’s duties. However, in the event both the Representative Director and inside directors fail to perform their duties, the duties will be performed in accordance with the order as provided in the Office Regulation.

Reduced the number of inside directors to raise board independence

<Agenda No. 1-2, Amendment to abolish Multiple Representative Director Policy>

Before Amendment	After Amendment	Purpose

Article 18. (Convening of General Meeting)

1 Ordinary General Meeting of Shareholders shall be convened within three (3) months after the date referred to paragraph (1) of Article 14, and Extraordinary General Meeting of Shareholders may be convened at any time, by the Representative Director (In these Articles of Incorporation, the Representative Director means the one elected at the General Meeting of Shareholder, pursuant to the Paragraph (1) of Article (25)) pursuant to a resolution of the Board of Directors except as otherwise provided by the relevant laws and regulations. Provided, however, that Paragraph (2) of Article (29) shall apply mutatis mutandis in the event the Representative Director fails to perform his duties.

Article 18. (Convening of General Meeting)

1 Ordinary General Meeting of Shareholders shall be convened within three (3) months after the date referred to paragraph (1) of Article 14, and Extraordinary General Meeting of Shareholders may be convened at any time by the Representative Director, pursuant to a resolution of the Board of Directors except as otherwise provided by the relevant laws and regulations; provided, however, that Paragraph (2) of Article (29) shall apply mutatis mutandis in the event the Representative Director fails to perform his duties.

Abolished Multiple Representative Director Policy to enhance Representative Director’s responsibility

Before Amendment	After Amendment	Purpose

Article 25. (Election of Representative Director and Directors, etc.)

2 The dismissal of the Representative Director requires a resolution by the General Meeting of Shareholders adopted by the affirmative vote of two-thirds (2/3) of the voting rights of the shareholders in attendance at the Meeting; provided, however, that such votes shall represent at least one-third (1/3) of the total number of issued shares of KT. Dismissal of the Representative Director appointed by the Board of Directors other than the Representative Director shall be in accordance with the resolution under Article 38 of these Articles of Incorporation.

Article 25. (Election of Representative Director and Directors, etc.)

3 The dismissal of the Representative Director requires a resolution by the General Meeting of Shareholders adopted by the affirmative vote of two-thirds (2/3) of the voting rights of the shareholders in attendance at the Meeting; provided, however, that such votes shall represent at least one-third (1/3) of the total number of issued shares of KT.

Abolished Multiple Representative Director Policy to enhance Representative Director’s responsibility

Article 29. (Duties of the Representative Director and Directors)

1 The Representative Director shall represent KT, execute businesses resolved by the Board of Directors and manage all businesses of KT. The Board of Directors shall determine the scope of duties and authorities of the Representative Director appointed by the Board of Directors in consideration of his/her necessity.

3 In the event the Representative Director appointed by the Board of Directors fails to perform his duties, an inside director shall perform his/her duties in accordance with the order as provided in the Office Organization Regulation.

Article 29. (Duties of the Representative Director and Directors)

1 The Representative Director shall represent KT, execute businesses resolved by the Board of Directors, and manage all businesses of KT.

3 (Deleted)

Abolished Multiple Representative Director Policy to enhance Representative Director’s responsibility

<Agenda No. 1-3, Amendment to increase the number of votes needed for the resolution of Representative Director appointment>

Before Amendment	After Amendment	Purpose

Article 25. (Election of Representative Director and Directors, etc.) (NEW)

Article 25. (Election of Representative Director and Directors, etc.)

2 The appointment of the Representative Director requires a resolution by the General Meeting of Shareholders adopted by the affirmative vote of three-fifths (3/5) of the voting rights of the shareholders in attendance at the Meeting; provided, however, that such votes shall represent at least one-fourth (1/4) of the total number of issued shares of KT. However, if the Representative Director is being reappointed, the Representative Director shall be appointed by the resolution of the General Meeting of Shareholders pursuant to paragraph (3) below.

Increased the number of votes needed for the resolution of Representative Director appointment (Purpose : To have the best Representative Director who get supports from majority of shareholders)

<Agenda No. 1-4, Amendment to revise terms of directors and relevant policies >

Before Amendment	After Amendment	Purpose

Article 26. (Staggered Term of Office of Outside Director) One-third of the total number of the outside directors shall be elected every year.	Article 26. (Staggered Term of Office of Outside Director) (Deleted)	Abolished staggered terms of outside directors and relevant policies

Article 27. (Term of Office of Directors)

1 The term of office of directors shall be not more than three (3) years; where the term of office expires before the closing date of the Ordinary General Meeting of Shareholders in the last fiscal year of such term, the term of office shall be extended to the closing date of such General Meeting.

Article 27. (Term of Office of Directors)

1 The term of office of directors shall be not more than three (3) years; provided, however, the term of each director may be determined differently considering the professional experience and diversity of the composition of the Board of Directors. However, if the term of office expires before the closing date of the Ordinary General Meeting of Shareholders in the last fiscal year of such term, the term of office shall be extended to the closing date of such General Meeting.

Clarified rationale for differentiated terms for directors

Article 28. (By-election of Directors) 2 The term of office of an outside director elected to fill a vacancy shall be the remainder of the term of office of his/her predecessor.	Article 28. (By-election of Directors) 2 (Deleted)	Abolished staggered terms of outside directors and relevant policies

<Agenda No. 1-5, Amendment to define qualifications for the Representative Director>

Before Amendment	After Amendment	Purpose

Article 25. (Election of Representative Director and Directors, etc.)

1 The Representative Director shall be elected by a resolution of the General Meeting of Shareholders among those who are recommended by the Board of Directors. However, if deemed necessary, one (1) inside director recommended by the Representative Director may be additionally elected as a Representative Director (hereafter “Representative Director appointed by the Board of Director”) by a resolution of the Board of Directors.

Article 25. (Election of Representative Director and Directors, etc.)

1 The Representative Director shall be appointed among persons who possess the abilities of a chief executive officer as recommended by the Board of Directors considering the following criteria, by the resolution of the General Meeting of Shareholders.

1. Professional knowledge and experience in corporate management to enhance corporate value;

2. Communication skill to secure the trust of interested parties, both internally and externally, and establish a cooperative managerial environment;

3. Leadership capabilities that establish future business prospects based on a global perspective and elicit executives and employees to participate voluntarily; and

4. Understanding changes in the industry and professional expertise in the relevant industries, markets, and technologies to respond to such changes effectively.

Defined qualifications for the optimal Representative Director appointment

<Agenda No. 1-6, Amendment to change the composition and role of Committee within Board of Directors>

Before Amendment	After Amendment	Purpose

Article 25. (Election of Representative Director and Directors, etc.)

3 Inside directors other than the Representative Director shall be elected at the General Meeting of Shareholders among the managing officers under the provision of Article 35 of these Articles of Incorporation who are recommended by the Representative Director with the consent of the Board of Directors.

(The rest omitted)

Article 25. (Election of Representative Director and Directors, etc.)

4 Inside directors other than the Representative Director shall be elected at the General Meeting of Shareholders among the managing officers under the provision of Article 35 of these Articles of Incorporation who are recommended by the Representative Director with the consent of the Director Candidates Recommendation Committee and the approval of the Board of Directors. (The rest omitted)

Enhanced roles of Director Candidates Recommendation Committee for the matters of inside director candidate recommendation

Article 25. (Election of Representative Director and Directors, etc.)

4 Notwithstanding Paragraph 3 above, if the Board of Directors has recommended a candidate for the Representative Director, the candidate for the Representative Director shall recommend candidates for the inside directors with the consent of the Board of Directors. Provided, however, that the candidate for the Representative Director is not elected as the Representative Director at the General Meeting of Shareholders, his recommendation of the candidacy for the inside directorship shall become null and void

Article 25. (Election of Representative Director and Directors, etc.)

5 Notwithstanding Paragraph (4) above, if the Board of Directors has recommended a candidate for the Representative Director, the inside director shall be elected at the General Meeting of Shareholders as recommended by the candidate for the Representative Director with the consent of the Director Candidates Recommendation Committee and the approval of the Board of Directors; provided, however, that the candidate for the Representative Director is not elected as the Representative Director at the General Meeting of Shareholders, his recommendation of the candidacy for the inside directorship shall become null and void.

Enhanced roles of Director Candidates Recommendation Committee for the matters of inside director candidate recommendation

Article 25. (Election of Representative Director and Directors, etc.)

5 Outside directors shall be elected by the General Meeting of Shareholders from among those who have professionalism and knowledge and are recommended by the Outside Director Recommendation Committee pursuant to Article 42 after considering any of the following criteria:

1. He/she has sufficient hands-on-background or professional knowledge in his/her relevant field such as information communications, finance, economy, management, accounting, or law that are necessary to perform his/her duties as an outside director;

Article 25. (Election of Representative Director and Directors, etc.)

6 Outside directors shall be elected by the General Meeting of Shareholders from among those who have professionalism and knowledge and are recommended by the Director Candidates Recommendation Committee pursuant to Article 42 after considering the following criteria:

1. He/she has sufficient hands-on-background or professional knowledge in his/her relevant field such as information communications, finance, economy, management, accounting, or law that are necessary to perform his/her duties as an outside director;

Transferred roles and responsibilities of Outside Director Candidate Recommendation Committee to Director Candidate Recommendation Committee(Abolition of Outside Director Candidate Recommendation Committee)

(The rest omitted)	(The rest omitted)

Article 25. (Election of Representative Director and Directors, etc.) 6 (Omitted)	Article 25. (Election of Representative Director and Directors, etc.) 7 (Same as current)	Change in article

Article 25. (Election of Representative Director and Directors, etc.) 7 (Omitted)	Article 25. (Election of Representative Director and Directors, etc.) 8 (Same as current)	Change in article

Article 32. (Representative Director Candidate Examination Committee)

1 KT shall organize the Representative Director Candidate Examination Committee to examine the candidates for Representative Director subject to examination, which shall consist of all of the outside directors and one (1) inside director. However, any person who is elected as a member of the Representative Director Candidate Examination Committee shall not be a candidate for the Representative Director, and the same shall apply in the event of serving a consecutive term.

2 The Representative Director Candidate Examination Committee shall be organized by not later than three (3) months prior to the date of expiration of the term of office of the Representative Director (or before the elapse of within two (2) weeks from the date of retirement of the Representative Director when such retirement is due to reasons other than the expiration of the term of office thereof), and shall be dissolved after the execution of management agreement between the Representative Director so elected and the chairman of the Board of Directors.

	Article 32. (Representative Director Candidate Examination Committee) (Deleted)	Transferred roles and responsibilities of Representative Director Candidate Examination Committee to Director Candidate Recommendation Committee(Abolition of Representative Director Candidate Examination Committee)

3 The chairman of the Representative Director Candidate Examination Committee shall be elected by the Board of Directors from among its members who hold the position of outside directors of KT. In this case, the Representative Director and the inside directors shall not participate in the resolution of the Board of Directors.

4 The Board of Directors shall, in consideration of the following requirements, determine the examination criteria for the examination of the candidates for Representative Director and the Representative Director Candidate Examination Committee shall examine all of the candidates for Representative Director on the basis of such criteria:

1. Experiences and scholastic achievements under which his/her knowledge with respect to the field of business management and economics can be evaluated in objective point of view;

2. Past business results and the management period of being in office under which his/her corporate management experience can be evaluated in objective point of view;

3. Any requirements to evaluate qualification and ability as a chief executive officer; and

4. Any requirements to evaluate professional knowledge and experience with respect to the telecommunications and related fields.

5 The composition, operation and other details relating to the Representative Director Candidate Examination Committee shall be determined through the resolution of the Board of Directors.

Article 33. (Election of Representative Director)

1 Representative Director shall be elected from among CEO-qualified candidates who have a knowledge of management and economics or who have much managerial work experience.

2 The Corporate Governance Committee, pursuant to Paragraph (2) of Article 41 shall investigate and compose internal and external candidate pool for Representative Director and shall select the candidates for Representative Director who will be subject to examination in compliance with the decision of the Board of Directors.

3 The Representative Director Candidate Examination Committee shall determine the candidates for Representative Director in compliance with the decision of the Board of the Directors by examining, pursuant to the examination criteria determined under Paragraph (4) of Article 32, the candidates for Representative Director selected under Paragraph (2) and report to the Board of Directors the outcome of the examination thereof.

Article 33. (Election of Representative Director)

1 The Board of Directors shall determine the examination criteria for selecting the candidate for Representative Director by considering the items under Article 25(1).

2 (Deleted).

3 The Director Candidates Recommendation Committee shall discover and constitute the group of candidates for inside directors, outside directors, and Representative Director. The Director Candidates Recommendation Committee shall select one (1) candidate for Representative Director in compliance with the decision of the Board of the Directors by examining the candidates for Representative Director, pursuant to the examination criteria determined under Paragraph (1) above, and report to the Board of Directors the outcome of the examination thereof.

Changed roles of the Board and Board committees for Representative Director appointment

4 The Board of Directors shall confirm one (1) person as a candidate for Representative Director from among the candidates for the Representative Director per Paragraph (3) above and recommend such person so confirmed to the General Shareholders’ Meeting.

4 The Board of Directors shall confirm the final candidate for Representative Director and recommend such person to the General Shareholders’ Meeting.

Article 41. (Committees within the Board of Directors)

1 The Board of Directors may have expert committees under its control by its resolution, in order to deliberate or decide with respect to the specific matters submitted to the Board of Directors.

1. Representative Director Candidate Examination Committee;

2. CG (Corporate Governance) Committee (the “CG Committee”);

3. Outside Director Candidates Recommendation Committee;

4. Audit Committee; and

Article 41. (Committees within the Board of Directors)

1 The Board of Directors may have expert committees under its control by its resolution, in order to deliberate or decide with respect to the specific matters submitted to the Board of Directors.

1. (Deleted)

2. CG (Corporate Governance) Committee (the “CG Committee”);

3. Director Candidates Recommendation Committee;

4. Audit Committee; and

5. Other Committees which the Board of Directors deems necessary.

Changed the composition of Committees within the Board of Directors

5. Other Committees which the Board of Directors deems necessary.

Article 41-2. (CG Committee)

1 The CG Committee shall be composed of four (4) outside directors and one (1) inside director. However, the member of the Committee who belongs to the candidate pool for Representative Director under Paragraph (2) of Article 33 shall not participate in any resolution regarding the election of the Representative Director.

	Article 41-2. (CG Committee) 1 The CG Committee shall be composed of four (4) outside directors.	Enhanced independence of Corporate Governance Committee

Article 42. (Outside Director Candidates Recommendation Committee)

1 The Outside Director Candidates Recommendation Committee shall consist of one (1) inside director and all of the outside directors; provided that in case of election of an outside director due to the expiration of the term of office of an outside director, the relevant outside director the expiration of whose term has caused the need for such election may not be a member of the Committee.

2 The Outside Director Candidates Recommendation Committee shall recommend outside director candidates to the General Shareholders’ Meeting.

Article 42. (Director Candidates Recommendation Committee)

1 The Board of Directors shall have a Director Candidates Recommendation Committee, constituted with all of outside directors, to deliberate and decide the following:

1. Discover, constitute, and train the candidates for Representative Director;

2. Select and deliberate the group of candidates for Representative Director;

Transferred roles and authorities for Representative Director and Outside Director appointment to the Director Candidate Recommendation Committee

3 Any other detailed matters regarding organization and operation of the Outside Director Candidates Recommendation Committee shall be determined by a resolution of the Board of Directors.

3. Select the candidate for Representative Director and report the candidate to the Board of Directors;

4. Discover and constitute candidates for outside director;

5. Select and deliberate the group of candidates for outside director;

6. Recommend candidates for outside director at the General Meeting of Shareholders; and

7. Other matters related to the candidates for Representative Director and outside director that are delegated by the Board of Directors.

2 The Director Candidates Recommendation Committee shall appoint the chairman of the committee from its members by resolution.

3 Any member having conflict of interest with regards to the selection process of the candidates for Representative Director and directors cannot participate in the deliberation or resolution of the Director Candidates Recommendation Committee regarding such examination, election, or recommendation.

Addendum

Before Amendment	After Amendment	Purpose

ADDENDUM (June 30, 2023)

Article 1. (Enforcement Date)

These Articles of Incorporation shall become effective from the date on which a resolution on the foregoing amendments is adopted at the General Meeting of Shareholders.

Amended to add effective date of amended Articles of Incorporation as of date of the resolution at the Extraordinary General Meeting of Shareholders

Agenda No. 2

Election of Directors

Pursuant to Article 382(Appointment of Directors, Relationship with Company and Outside Directors) and Article 542-8(Appointment of Outside Directors) of the Commercial Act, Article 25(Election of the Representative Director and Directors) and Article 42(Outside Director Candidates Recommendation Committee) of the Articles of Incorporation, approval of the election of directors is hereby requested.

At the 1st Extraordinary General Meeting of Shareholders of 2023, a total of seven(7) directors shall be elected – all outside directors. The Outside Director Nominating Committee has nominated seven(7) outside director candidates and, among them, the Board has nominated one(1) outside director to become an Audit Committee Member.

[Board Composition and Election Process]

If Agenda No. 1-1, Amendment to reduce the number of inside directors is passed at the 1st Extraordinary General Meeting of Shareholders of 2023, our articles of incorporation will provide for a board of directors consisting of:

•	up to two inside directors, including the Representative Director; and

•	up to eight outside directors.

On June 9th KT announced that the Outside Director Candidate Recommendation Committee (hereinafter “ODCRC”) has conducted the process of appointing outside directors in accordance with the improvement plan prepared by the ‘New Governance Establishment TF’(hereinafter “the TF”) and has recommended a total of 7 outside director candidates.

The TF consist of corporate governance experts recommended by major shareholders, discussed the process of appointing outside directors as its first improvement task. In early May, KT’s BOD revised the relevant regulations to include outside director candidates recommendation from professional recruiting agency and shareholders in the existing candidate pool, exclude inside directors from the ODCRC, and utilize independent advisory group in the review process.

Accordingly, KT’s ODCRC composed the outside director candidate pool by receiving recommendations from professional recruiting agencies and shareholders, and decided on 7 outside director candidates to be recommended to the first extraordinary general meeting of shareholders through 2 rounds of screening by the advisory group and final screening by the ODCRC.

Background information is drafted to improve shareholder’s understanding. For more accurate process, please refer to the subsequent pages.

• Nomination and Election Process for Outside Director

Biographies of candidates are disclosed in the subsequent pages.

<Agenda No. 2-1, Outside Director Candidate : Mr. Woo-Young Kwak >

Full Name: Mr. Woo-Young Kwak

Current Occupation: –

Date of Birth	September 3, 1956
Recommended by	Outside Director Nominating Committee
Gender	Male
New Appointment	Yes
Relation to the Largest Shareholder	None
Transactions with the Company (recent three years)	None
Taxes in Arrears / Management of any Insolvent Companies / Statutory Reasons for Disqualification (recent five years)	None
Other Board Service	None
Service Term*	June 30, 2023 to the 2025 AGM

*	If the amendment to Article 28 of the Articles of Incorporation is rejected, the service term will be until the 2024 AGM.

• Educational Background

• 1978	B.S in Engineering Electronics, College of Engineering, Korea University, Korea

• 1992	M.S, Graduate School of Engineering & Technology, Korea University, Korea

• 1998	Ph.D., Graduate School of Engineering Electronics, Korea University, Korea

• 2006	Master in Management, Desautels Faculty of Management, McGill University, Canada

• Professional Associations

• 2018 – 2023	Visiting Professor at Graduate School of Engineering Practice, Seoul National University

• 2013 – 2016	Chairman of Steering Committee, Vehicle IT Fusion & Innovation Center, Ministry of Trade, Industry and Energy

• 2012 – 2015	Executive Vice President, Vehicle IT Development Center, Hyundai Motor Company

• 2010 – 2012	Executive Vice President, Advanced Research Institute, LG Electronics

• Rationale for Recommendation

Mr. Kwak is an ICT expert with a wide range of successful experience in the telecommunications and terminal sectors at LG Electronics and Hyundai Motor Company. He has been recognized for his expertise in the field of telecommunications and terminals for over 30 years, and we believe that this experience will be very helpful in advising KT on related businesses such as autonomous driving and connectivity. In addition, the candidate is a shareholder-recommended outside director and is expected to play a role in enhancing transparency in corporate management and protecting shareholders’ rights and interests.

• Candidate’s Plan as an Outside Director

Based on my expertise and experience in wireless communication, in-vehicle infotainment systems, and connected cars, I will contribute to KT’s continued growth and strengthening of its global competitiveness by providing advice for the expansion of businesses and revenue increases in KT’s autonomous driving, connectivity, and artificial intelligence businesses. In the area of connectivity, I will contribute to the implementation of an optimal network to secure the wireless data call quality required for autonomous driving, and in the area of telecommunications, I will contribute to creating the conditions for KT to expand its role as a cloud-based information provider in addition to providing telecommunications services.

Furthermore, I will contribute to discovering new business areas by providing optimal services to customers by utilizing various data from the wired and wireless communication networks and the company.

<Agenda No. 2-2, Outside Director Candidate : Mr. Seong-Cheol Kim >

Full Name: Mr. Seong-Cheol Kim Current Occupation: Professor, School of Media and Communication, Korea University
Date of Birth	June 12, 1964
Recommended by	Outside Director Nominating Committee
Gender	Male
New Appointment	Yes
Relation to the Largest Shareholder	None
Transactions with the Company (recent three years)	None
Taxes in Arrears / Management of any Insolvent Companies / Statutory Reasons for Disqualification (recent five years)	None
Other Board Service	Outside Director, Studio Dragon Corp.
Service Term*	June 30, 2023 to the 2025 AGM

*	If the amendment to Article 28 of the Articles of Incorporation is rejected, the service term will be until the 2024 AGM.

• Educational Background

• 1987	Bachelor of B.A., College of Business Administration, Seoul National University, Korea

• 1989	M.B.A., Department of Business Administration, Graduate School of Seoul National University, Korea

• 1996	M.A., Department of Telecommunication, College of Communication Arts and Sciences, Michigan State University, U.S.A.

• 2000	Ph.D., Department of Telecommunication, College of Communication Arts and Sciences, Michigan State University, U.S.A.

• Professional Associations

• 2008 – Present	Professor at School of Media and Communication, Korea University, Korea

• 2022 – Present	Outside Senior Director, Korea Communications Agency

• 2023 – Present	Member of The Committee for Developing Media and content Industry, The Prime Minister’s Office

• 2016 – Present	Board Member of International Telecommunications Society (ITS)

• Rationale for Recommendation

Mr. Kim is a media scholar with public, private, academic, and research experience who has conducted empirical research on a wide range of topics ranging from changes and strategies in the broadcasting, telecommunications, and media industries to government regulation. In particular, he has contributed to the field of government regulation of ICT and media, and to solving industrial and social problems. He has conducted a number of international-level studies related to ICT including research on corporate strategy and government regulation to survive competition with global platform companies, and his experience as an advisor to companies, academia, research institutes, and government committees is expected to contribute to further enhancing KT’s corporate value in the risk/regulatory field. Therefore, we recommend him as a candidate for outside director.

• Candidate’s Plan as an Outside Director

Based on my business administration-based research and ICT company experience, I have conducted various studies on a wide range of topics ranging from changes and strategies in the broadcasting, telecommunications, and media industries to government regulations. Based on this, I will advise KT to strengthen its competitiveness in the risk and regulatory fields.

In particular, based on my expertise in the media industry, new media, and digital business as well as the network I have built through active industry-academia collaboration in ICT and media management, I will contribute to supporting KT’s future strategy design in the ICT and media fields.

<Agenda No. 2-3, Outside Director Candidate : Mr. Jong-Soo, Yoon >

Full Name: Mr. Jong-Soo, Yoon Current Occupation: Senior Advisor, Kim & Chang Legal Office
Date of Birth	August 13, 1958
Recommended by	Outside Director Nominating Committee
Gender	Male
New Appointment	Yes
Relation to the Largest Shareholder	None
Transactions with the Company (recent three years)	Legal counseling contract between KT and Kim & Chang Legal Office (KRW 17.7 billion for 3 years. KT has no transactions with the candidate)
Taxes in Arrears / Management of any Insolvent Companies / Statutory Reasons for Disqualification (recent five years)	None
Other Board Service	None
Service Term	June 30, 2023 to the 2026 AGM

• Educational Background

• 1982	B.A., English Literature, Seoul National University, Korea

• 1991	M.A., Public Administration, Seoul National University, Korea

• 2010	Ph.D., Environmental Engineering, University of Seoul, Korea

• Professional Associations

• 2019 – Present	Senior Advisor, Kim & Chang Legal Office

• 2022 – Present	Member of The Presidential Commission on Carbon Neutrality and Green Growth

• 2021 – Present	Councillor of International Union for Conservation of Nature (IUCN) and Chair of Korean National Committee of IUCN

• 2013 – 2019	Head, United Nations Office for Sustainable Development

• 2011 – 2013	Vice Minister, Ministry of Environment

• Rationale for Recommendation

Mr. Yoon is an expert in the field of ESG, having worked for 30 years as an administrative official of the Ministry of Environment, serving as Vice Minister and Deputy Minister of Ministry of Environment, Director General of Climate and Air Quality Bureau, Water and Sanitation, Resource Circulation (Waste Management), and on the international stage as Head of United Nations Office for Sustainable Development and Counselor at United Nations. This expertise is expected to enhance KT’s corporate value from an ESG perspective and contribute to corporate activities to create sustainable value, and is recommended as a candidate for outside director.

• Candidate’s Plan as an Outside Director

As an ESG expert, I will contribute to the promotion of KT’s ESG-centered management by utilizing my expertise in the fields of climate change, carbon neutrality, and sustainable development. I will strive to make KT an ESG-advanced company by closely managing and supervising not only the environment but also KT’s corporate governance, securing corporate sustainability, and social responsibility.

<Agenda No. 2-4, Outside Director Candidate : Mr. Seung-Hoon Lee>

Full Name: Mr. Seung-Hoon Lee Current Occupation: Global Department Representative Partner at KCGI (Korea Corporate Governance Improvement)
Date of Birth	December 25, 1962
Recommended by	Outside Director Nominating Committee
Gender	Male
New Appointment	Yes
Relation to the Largest Shareholder	None
Transactions with the Company (recent three years)	None
Taxes in Arrears / Management of any Insolvent Companies / Statutory Reasons for Disqualification (recent five years)	None
Other Board Service	Member of the Board of Trustees of Kyung-Hee University System (Foundation)
Service Term	June 30, 2023 to the 2025 AGM

• Educational Background

• 1985	B.A in Literature, Seoul National University, Korea

• 1987	M.A. in International Relations, University of Pennsylvania, U.S.A

• 1989	M.A. in Economics, University of Michigan, Ann Arbor, U.S.A

• 1991	Ph.D., course completion, University of Michigan, Ann Arbor, U.S.A

• Professional Associations

• 2019 – Present	Global Department Representative Partner at KCGI (Korea Corporate Governance Improvement)

• 2021 – 2022	ESG Department Representative at K Global Asset Management

• 2010 – 2012	Executive Vice President, M&A Department, SK Corporations and SK Telecom

• 2000 – 2004	Head of Korea research at UBS and JP Morgan Chase

• Rationale for Recommendation

Mr. Lee has extensive experience as a market strategist and head of research at UBS and JP Morgan, and as an executive in charge of investor relations and M&A at SK Group. Mr. Lee is a financial expert with experience in both the financial and industrial sectors, having served as a global managing partner at KCGI, a private equity firm. The candidate’s know-how in establishing and executing global investment strategies is expected to contribute to the sustainable growth of KT Group and is therefore recommended as an outside director. In addition, the candidate is a shareholder-recommended outside director and is expected to play a role in enhancing transparency in corporate management and protecting shareholders’ rights and interests.

• Candidate’s Plan as an Outside Director

I will fulfill my duties as an independent outside director of KT’s BOD and strive to contribute to the development of KT’s corporate value.

I will strive to ensure that KT is recognized as an advanced and exemplary company in the global marketplace, so that KT’s corporate valuation rises dramatically and it receives premium shareholder value from market participants.

I will do my best to encourage and supervise the BOD to strengthen the independence of the BOD, supervision/control functions, and competitiveness of the business network.

<Agenda No. 2-5, Outside Director Candidate : Ms. Seung-Ah Theresa Cho>

Full Name: Ms. Seung-Ah Theresa Cho Current Occupation: Professor at Business School, Seoul National University
Date of Birth	October 22, 1967
Recommended by	Outside Director Nominating Committee
Gender	Female
New Appointment	Yes
Relation to the Largest Shareholder	None
Transactions with the Company (recent three years)	None
Taxes in Arrears / Management of any Insolvent Companies / Statutory Reasons for Disqualification (recent five years)	None
Other Board Service	Outside Director, SAMSUNG SDS
Service Term	June 30, 2023 to the 2026 AGM

• Educational Background

• 1990	B.A in Economics, Harvard College, Harvard University, U.S.A

• 1996	M.Phil. in Strategic Management, Columbia Business School, Columbia University, U.S.A

• 1999	Ph.D. in Strategic Management, Columbia Business School, Columbia University, U.S.A

• Professional Associations

• 2022 – Present	Vice President of International Affairs at Seoul National University, Korea

• 2008 – Present	Professor at Business School of Seoul National University, Korea

• 2017 – 2018	Vice President of Korean Strategic Management Society

• 2015 – 2019	Outside Director at Acuon Capital

• Rationale for Recommendation

Ms. Cho is an academic expert in the field of business strategy and negotiation, serving as an advisor to help companies make strategic decisions. Based on her international experience, she is expected to contribute to the formation of business partnerships useful to KT by leveraging her academic-industrial network, and to promote cooperation programs with international organizations in harmony with the government’s international cooperation policy. In particular, based on her many years of experience in digital transformation/innovation, She is expected to play an important role in establishing and promoting KT’s strategies based on technologies such as artificial intelligence (AI), big data, and cloud, and is therefore recommended as an outside director candidate In addition, the candidate is a shareholder-recommended outside director and is expected to play a role in enhancing transparency in corporate management and protecting shareholders’ rights and interests.

• Candidate’s Plan as an Outside Director

I will actively participate in KT’s Board of Directors by making the most of my experience and expertise gained from many years of my service as a professor at Business School of Seoul National University and Graduate School of Business. I will support KT’s direction and strategic goals based on my research and practical experience in management strategy and organizational theory. I will utilize my international experience and academic and industry networks to help form business partnerships that are useful to KT. I will support management’s important decisions and help organize effective governance. I will contribute to the establishment and implementation of KT’s strategies based on technologies such as artificial intelligence (AI), big data, and cloud.

<Agenda No. 2-6, Outside Director Candidate : Mr. Yang-Hee Choi>

Full Name: Mr. Yang-Hee Choi Current Occupation: President, Hallym University, Korea
Date of Birth	July 27, 1955
Recommended by	Outside Director Nominating Committee
Gender	Male
New Appointment	Yes
Relation to the Largest Shareholder	None
Transactions with the Company (recent three years)	None
Taxes in Arrears / Management of any Insolvent Companies / Statutory Reasons for Disqualification (recent five years)	None
Other Board Service	None
Service Term	June 30, 2023 to the 2026 AGM

• Educational Background

• 1975	B.S. in Electronic Engineering, Seoul National University, Korea

• 1977	M.S. in Electrical and Electronic Engineering, KAIST (Korea Advanced Institute of Science and Technology), Korea

• 1984	Ph.D. in Computer Science, ENST (École Nationale Supérieure des Télécommunications), France

• Professional Associations

• 2021 – Present	President, Hallym University, Korea

• 2019 – 2020	Inaugural Chair, AI Committee, Seoul National University, Korea

• 2014 – 2017	Minister, Ministry of Science, ICT and Future Planning, Korea

• 1991 – 2020	Professor, School of Computer Science and Engineering, Seoul National University, Korea

• Rationale for Recommendation

Mr. Choi is an expert in ICT and future technologies who has served as a researcher at ETRI (Electronics and Telecommunications Research Institute), a professor at School of Computer Science and Engineering, Seoul National University and the Minister of Ministry of Science, ICT, and Future Planning. Since his time as a professor at Seoul National University, he has emphasized interest and outlook on the future society through his future-oriented course content. As the current president of Hallym University, he is making various attempts to introduce AI systems to the school. The nominee has also been recognized externally for his expertise in ICT and future technologies, including receiving Lifetime Achievement Award, Korea Internet Awards for Individual Achievement and the PaikNam Engineering Award for his contributions to multimedia and telecommunications research, and is recommended as an outside director because he is expected to contribute to KT’s growth and development and enhance corporate value.

• Candidate’s Plan as an Outside Director

I will contribute to KT’s growth strategy based on my rich experience and career in future technologies such as ICT and AI, which are leading the convergence of science and technology.

I will also contribute to strengthening KT’s transparency by checking the company’s major issues from time to time and proposing essential alternatives based on my sense of principle and ethics as a public official and academic.

Board of Directors - Activity & Tenure Status

1) Summary of the BoD Meeting Attendance

Outside Directors	Percentage of Attendance*	The Number of Meetings	The Number of Attendance
• Outside Directors

Yong-Hun Kim	100%	14	14

Hyun-Myung Pyo	100%	14	14

Chung-Gu Kang	100%	14	14

Eun-Jung Yeo	100%	14	14

Dae-You Kim	100%	7	7

Hee-Yol Yu	100%	7	7

Benjamin Hong	100%	4	4

*	Percentage of attendance is calculated over January 1 to June 8, 2023
Gang-Cheol Lee voluntarily resigned on January 12, 2023
Benjamin Hong voluntarily resigned on March 6, 2023
Dae-You Kim and Hee-Yol Yu voluntarily resigned on March 28, 2023

2) Comparison of the BoD Members

(  ) Gender in parenthesis, Represents directors who are candidates for KT Board of Directors

Before the 1st EGM of 2023	After the 1st EGM of 2023
• Inside Directors

Hyeon-Mo Ku (M)	Hyeon-Mo Ku(M)
• Outside Directors

Yong-Hun Kim* (M)	Yong-Hun Kim* (M)

Chung-Gu Kang* (M)	Woo-Young Kwak (M)

Eun-Jung Yeo* (F)	Seong-Cheol Kim (M)

Hyun-Myung Pyo (M)	Jong-Soo Yoon (M)

Yeong-Kyun Ahn (M)

Seung-Hoon Lee (M)

Seung-Ah Theresa Cho (F)

Yang-Hee Choi (M)

*	Members of the Audit Committee

According to Article 389, Paragraph 3 and Article 386, Paragraph 1 of the Commercial Act of Korea, the board of directors is composed of the Representative Director who resigned and outside directors whose terms have expired. This composition, including the resigned Representative Director and the retired outside directors, is expected to be maintained until the point when new Representative Director and outside directors are appointed at the EGMs in 2023, thereby terminating the rights and obligations of the retired directors.

3) Tenure Status of the BoD Members

Refers to directors who are candidates for KT Board of Directors

	Name	Initial Appointment	Recent Appointment	End of Tenure
Inside Directors	Hyeon-Mo Ku	March 2020	March 2020	AGM 2023
	Yong-Hun Kim	March 2022	March 2022	AGM 2025
	Woo-Young Kwak**	June 2023*	June 2023*	AGM 2025*
Outside Directors	Seong-Cheol Kim**	June 2023*	June 2023*	AGM 2025*
	Jong-Soo Yoon	June 2023*	June 2023*	AGM 2026*
	Yeong-Kyun Ahn	June 2023*	June 2023*	AGM 2026*
	Seung-Hoon Lee	June 2023*	June 2023*	AGM 2025*
	Seung-Ah Theresa Cho	June 2023*	June 2023*	AGM 2026*
	Yang-Hee Choi	June 2023*	June 2023*	AGM 2026*

*	implies the date under the assumption of approval of election at the 1st EGM of 2023
**	If the amendment to Article 28 of the Articles of Incorporation is rejected, the service term will be until the 2024 AGM.

*

According to Article 389, Paragraph 3 and Article 386, Paragraph 1 of the Commercial Act of Korea, the board of directors is composed of the Representative Director who resigned. This composition, including the resigned Representative Director, is expected to be maintained until the point when new Representative Director is appointed at the EGM in 2023, thereby terminating the rights and obligations of the retired directors.

4) Committees of the BOD

	Corporate Governance Committee	Audit Committee	Evaluation and Compensation Committee	Related- Party Transactions Committee	Sustainability Management Committee	Outside Director Candidate Nominating Committee	Management Committee
Hyeon-Mo Ku

Yong-Hun Kim

Chung-Gu Kang

Eun-Jung Yeo

Hyun-Myung Pyo

chairperson

*

According to Article 389, Paragraph 3 and Article 386, Paragraph 1 of the Commercial Act of Korea, the board of directors is composed of the Representative Director who resigned and outside directors whose terms have expired. This composition, including the resigned Representative Director and the retired outside directors, is expected to be maintained until the point when new Representative Director and outside directors are appointed at the EGMs in 2023, thereby terminating the rights and obligations of the retired directors.

Agenda No. 3

Election of an Outside director to become an Audit Committee Member

Pursuant to the Article 542-11(Audit Committee) and Article 542-12(Composition of Audit Committee) of Commercial Act, approval of the election of an Outside Director to become an Audit Committee Member is hereby requested.

At this Extraordinary General Meeting of Shareholders, one (1) Outside Director to become an Audit Committee Member will be elected

Limit on Exercising Voting Rights for Election of the Members of the Audit Committee

The Article 409 of the Korean Commercial Act stipulates that any shareholder who holds more than 3% of the total issued shares with voting rights may not exercise his or her vote in respect of such excess shares beyond the “3% limit” when exercising voting rights with respect to election of an Outside Director to become an Audit Committee Member(Agenda No. 3) and election of members of the audit committee (Agenda No. 4). Please note that the shareholders who own more than 3% of KT’s voting shares, equivalent to 7,432,008 shares, are not entitled to exercise any voting rights exceeding the “3% limit”.

Biography of the candidate is included in the subsequent pages.

<Agenda No. 3, Outside Director Candidate to become an Audit Committee Member>

Full Name: Mr. Yeong-Kyun Ahn

Current Occupation: Board Member of International Federation of Accountants

Date of Birth	February 6, 1959
Recommended by	Board of Directors
Gender	Male
New Appointment	Yes
Relation to the Largest Shareholder	None
Transactions with the Company (recent three years)	None
Taxes in Arrears / Management of any Insolvent Companies / Statutory Reasons for Disqualification (recent five years)	None
Other Board Service	Outside Director, Celltrion Pharm, Inc.
Service Term	June 30, 2023 to the 2026 AGM

• Educational Background

• 1982	Bachelor, Business Administration, Seoul National University, Korea

• 1993	M.S, Business Administration, Seoul National University, Korea

• 2002	Ph.D., Accounting, Kookmin University, Korea

• Professional Associations

• 2019 – Present	Board Member of International Federation of Accountants

• 2020 – 2022	Vice President, Korean Institute of CPA

• 2015 – 2019	Member of International Accounting Education Standards Board

• 2014	CEO, Samil PwC

• Candidate’s Plan as an Outside Director

As an accounting expert, I will continue to strive for the independent and effective functioning of the BOD and Audit Committee.

I will provide extensive advice on various accounting changes at home and abroad, scrutinize internal controls and related work, and manage and supervise KT’s thorough implementation of preparations for the internal accounting management system.

• Rationale for Recommendation

Mr. Ahn is an accounting professional with 30 years of experience at Samil Accounting Firm, where he served as CEO, and holds both Korean and US Certified Public Accountant certifications. He was the first person in the Korean accounting industry to be appointed as a member of the International Accounting Standards Board (IAESB), one of the three specialized committees under the International Federation of Accountants (IFAC), and has performed audit work for many years. He is expected to be able to make transparent and reasonable judgments and fulfill his role as an audit committee member based on international standards; and therefore he is recommended as an outside director.

Agenda No. 4

Election of Member of the Audit Committee

Pursuant to the Article 542-11(Audit Committee) and Article 542-12(Composition of Audit Committee) of Commercial Act, approval of the election of an Outside Director to become an Audit Committee Member is hereby requested.

At this Extraordinary General Meeting of Shareholders, two (2) members of the Audit Committee will be elected.

Limit on Exercising Voting Rights for Election of the Members of the Audit Committee

The Article 409 of the Korean Commercial Act stipulates that any shareholder who holds more than 3% of the total issued shares with voting rights may not exercise his or her vote in respect of such excess shares beyond the “3% limit” when exercising voting rights with respect to election of an Outside Director to become an Audit Committee Member(Agenda No. 3) and election of members of the audit committee (Agenda No. 4). Please note that the shareholders who own more than 3% of KT’s voting shares, equivalent to 7,432,008 shares, are not entitled to exercise any voting rights exceeding the “3% limit”.

Biography of the candidate is included in the subsequent pages.

<Agenda No. 4-1, Member of the Audit Committee Candidate : Mr. Seung-Hoon Lee >

Full Name: Mr. Seung-Hoon Lee Current Occupation: Global Department Representative Partner at KCGI (Korea Corporate Governance Improvement)
Date of Birth	December 25, 1962
Recommended by	Board of Directors
Gender	Male
New Appointment	Yes
Relation to the Largest Shareholder	None
Transactions with the Company (recent three years)	None
Taxes in Arrears / Management of any Insolvent Companies / Statutory Reasons for Disqualification (recent five years)	None
Other Board Service	Member of the Board of Trustees of Kyung-Hee University System (Foundation)
Service Term	June 30, 2023 to the 2025 AGM

• Educational Background

• 1985	B.A in Literature, Seoul National University, Korea

• 1987	M.A. in International Relations, University of Pennsylvania, U.S.A

• 1989	M.A. in Economics, University of Michigan, Ann Arbor, U.S.A

• 1991	Ph.D., course requirements, University of Michigan, Ann Arbor, U.S.A

• Professional Associations

• 2019 – Present	Global Department Representative Partner at KCGI(Korea Corporate Governance Improvement)

• 2021 – 2022	ESG Department Representative at K Global Asset Management

• 2010 – 2012	Executive Vice President, M&A Department, SK Corporations and SK Telecom

• 2000 – 2004	Head of Korea research at UBS and JP Morgan Chase

• Rationale for Recommendation

Mr. Lee has experience and knowledge in finance, growth strategy and M&A, having served as a research center head at JP Morgan and UBS, where he earned a reputation in the Korean stock market, and at SK Group, where he was responsible for improving governance and overseeing new growth M&A. As an expert in domestic and international finance, he is expected to conduct effective audits of KT’s global business development and investment strategies, and is therefore recommended as a candidate for the Audit Committee.

In particular, we recommend the candidate who is a shareholder-recommended outside director as a member of the Audit Committee because the appointment of the candidate is expected to strengthen the independence of the Audit Committee and contribute to enhancing corporate value and protecting shareholders’ rights.

<Agenda No. 4-2, Member of the Audit Committee Candidate : Ms. Seung-Ah Theresa Cho >
Full Name: Ms. Seung-Ah Theresa Cho Current Occupation: Professor at Business School, Seoul National University
Date of Birth	October 22, 1967
Recommended by	Board of Directors
Gender	Female
New Appointment	Yes
Relation to the Largest Shareholder	None
Transactions with the Company (recent three years)	None
Taxes in Arrears / Management of any Insolvent Companies / Statutory Reasons for Disqualification (recent five years)	None
Other Board Service	Outside Director, SAMSUNG SDS
Service Term	June 30, 2023 to the 2026 AGM

• Educational Background

• 1990	B.A in Economics, Harvard College, Harvard University, U.S.A

• 1996	M.Phil. in Strategic Management, Columbia Business School, Columbia University, U.S.A

• 1999	Ph.D. in Strategic Management, Columbia Business School, Columbia University, U.S.A
• Professional Associations
• 2022 – Present	Vice President of International Affairs at Seoul National University, Korea

• 2008 – Present	Professor at Business School of Seoul National University, Korea

• 2017 – 2018	Vice President of Korean Strategic Management Society

• 2015 – 2019	Outside Director at Acuon Capital

• Rationale for Recommendation

Based on her expertise in business strategy, Ms. Cho is expected to be able to fulfill her oversight activities on KT’s business strategy establishment and management issues. The nominee is recommended as a member of the Audit Committee because she has served as a member of the audit committee of another corporation and is expected to contribute to objective and transparent supervisory activities with a macro view of management activities.

In particular, the appointment of a candidate who is a shareholder-recommended outside director as a member of the Audit Committee is expected to strengthen the independence of the Audit Committee and contribute to enhancing corporate value and protecting shareholders’ rights and interests, and therefore the candidate is recommended as a member of the Audit Committee.